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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                    Commission File Number 001-14166
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                        Meridian Industrial Trust, Inc.
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             (Exact name of registrant as specified in its charter)

 455 Market Street, 17th Floor, San Francisco, California 94105  (415) 281-3900
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.001 per share
  and Series D Cumulative Redeemable Preferred Stock, par value$.001 per share
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            (Title of each class of securities covered by this Form)

                                      None
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Titles of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)  [X]       Rule 12h-3(b)(1)(ii)  [_]

              Rule 12g-4(a)(1)(ii) [_]       Rule 12h-3(b)(2)(i)   [_]

              Rule 12g-4(a)(2)(i)  [_]       Rule 12h-3(b)(2)(ii)  [_]

              Rule 12g-4(a)(2)(ii) [_]       Rule 15d-6            [_]

              Rule 12h-3(b)(1)(i)  [X]


     Approximate number of holders of record as of the certification or notice date.
                                       0
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     Pursuant to the requirements of the Securities Exchange Act of 1934
Meridian Industrial Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    MERIDIAN INDUSTRIAL TRUST, INC.


DATE: March 30, 1999                BY: /s/ ROBERT A. DOBBIN
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                                          Robert A. Dobbin
                                          Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.